Exhibit 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

9601 AMBERGLEN BLVD., SUITE 117	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1106	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817-336-2461	713-651-9944
www.cgaus.com

January 17, 2012

Magnum Hunter Resources Corporation

777 Post Oak Blvd, Suite 910

Houston, Texas 77056

Re:	Evaluation Summary Magnum Hunter Resources Corp. Interests Total Proved Reserves As of December 31, 2011

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue

Ladies and Gentlemen:

As requested, this report was prepared on January 17, 2012 for Magnum Hunter Resources Corporation (“MHR”) for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the subject interests. We have evaluated 80% of MHR reserves, which are made up of oil and gas properties in various fields throughout the United States and Canada. This evaluation utilized an effective date of December 31, 2011, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Developed	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	3,582.1	181.8	3,763.9	4,989.4	8,753.2
Gas	- MMcf	84,504.7	2,719.8	87,224.4	49,039.0	136,263.4
NGL	- Mbbl	1,431.9	25.8	1,457.7	3,125.8	4,583.5
Revenue
Oil	- M$	319,188.2	15,801.3	334,989.5	449,274.8	784,264.3
Gas	- M$	398,584.9	11,437.7	410,022.6	208,402.9	618,425.6
NGL	- M$	66,201.3	1,192.5	67,393.7	183,070.6	250,464.3
Other	- M$	0.0	0.0	0.0	0.0	0.0
Severance Taxes	- M$	39,846.2	1,565.3	41,411.5	36,029.2	77,440.7
Ad Valorem Taxes	- M$	17,327.7	596.2	17,923.9	18,074.8	35,998.7
Operating Expenses	- M$	173,124.8	5,357.3	178,482.1	125,344.6	303,826.7
Other Deductions	- M$	123,056.5	1,729.8	124,786.4	5,832.0	130,618.3
Investments	- M$	1,106.6	2,605.3	3,711.9	207,272.2	210,984.1
Net Cash Flows	- M$	429,512.7	16,577.5	446,090.2	448,195.4	894,285.6
Discounted @ 10% (Present Worth)	- M$	237,755.7	9,775.0	247,530.7	158,827.4	406,358.2

Magnum Hunter Resources Corporation

January 17, 2012

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated. The Proved Developed category is the summation of the Proved Developed Producing and Proved Developed Non-Producing estimates.

Presentation

This report presents two different pricing scenarios, which include the SEC Pricing case and a Strip Pricing case. The SEC Pricing case is divided into four main sections: Within each main section, the reserves are categorized further by the following reserve categories as applicable: Total Proved (“TP”), Proved Developed (“PD”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”). Within each reserve category section are Tables I and Summary Plots. Tables II are also included in all cases except for summary sections. The Tables I present composite reserve estimates and economic forecasts for the particular reserve category or property grouping. The Summary Plots are composite rate-time history-forecast curves for the corresponding Table I. Following certain Summary Plots are Table II “oneline” summaries that present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.

The Strip Pricing sensitivity case is presented in the Appendix, with the price deck described in more detail below. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter. The data presented in the composite Tables I are explained in page 1 of the Appendix.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for December 31, 2011 were $96.19/bbl and $4.11/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2011 and the base gas price is based upon Henry Hub spot prices (EIA) during 2011. As requested by MHR, an additional price Strip Pricing case was prepared and is presented in the Appendix. The Strip Pricing case oil and gas prices were applied based on a NYMEX futures strip price deck as quoted on December 30, 2011 and is provided below.

	SEC Pricing		Strip Pricing
Year	WTI Cushing Oil Price $/STB	Henry Hub Gas Price $/MMBTU	WTI Cushing Oil Price $/STB	Henry Hub Gas Price $/MMBTU
2012	96.19	4.11	98.94	3.24
2013	“	“	96.16	3.94
2014	“	“	93.06	4.34
2015	“	“	91.19	4.60
2016	“	“	90.33	4.85

Magnum Hunter Resources Corporation

January 17, 2012

The base prices shown above were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $89.597 per barrel for oil and $4.538 per MCF for gas. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by MHR and were thoroughly reviewed by us for accuracy and completeness. Lease operating expenses were either determined at the field or individual well level using averages calculated from historical lease operating statements. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 194 proved undeveloped locations, which includes 33 locations in the Eagle Ford Hunter asset group (Louisiana/Texas), four (4) locations in MHR Production asset group (Kentucky/Arkansas) and 157 locations in Triad Hunter asset group (West Virginia/Kentucky). Each of these drilling locations proposed as part of MHR’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, MHR has indicated they have every intent to complete this development plan within the next five years. Furthermore, MHR has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five year development plan will be fully executed.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for MHR properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not

Magnum Hunter Resources Corporation

January 17, 2012

justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included except for the East Texas properties as provided by MHR.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, Senior Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Magnum Hunter Resources Corporation and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693